UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-31255

WCI Communities, Inc.

(Exact name of registrant as specified in its charter)

24301 Walden Center Drive

Bonita Springs, Florida 34134

(239) 947-2600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

9 1/8% Senior Subordinated Notes due 2012

7 7/8% Senior Subordinated Notes due 2013

6 5/8% Senior Subordinated Notes due 2015

(Title of each class of securities covered by this Form)

Yes

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

9 1/8% Senior Subordinated Notes due 2012: 152

7 7/8% Senior Subordinated Notes due 2013: 105

6 5/8% Senior Subordinated Notes due 2015: 85

Pursuant to the requirements of the Securities Exchange Act of 1934, WCI Communities, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 31, 2009	By:	/s/ David Fry

	Name:	David Fry
	Title:	Interim President and Chief Executive Officer